UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10924

NBL Permian LLC

(Exact name of registrant as specified in its charter)

1001 Noble Energy Way
Houston, Texas 77070
(281) 872-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share (the “Common Stock”)
7.75% Senior Notes due 2019 (the “2019 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1
2019 Notes: 53

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact Name of Subsidiary Guarantor Registrant as Specified in its Charter (1)	State or Other Jurisdiction of Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Southwest Royalties Inc.	Delaware	1311	75-1917432
Warrior Gas Co.	Texas	1311	75-2470747
Romere Pass Acquisition L.L.C.	Delaware	1311	72-1529502
CWEI Romere Pass Acquisition Corp.	Delaware	1311	83-0378927
Desta Drilling GP, LLC	Texas	1311	20-4727861
Desta Drilling, L.P.	Texas	1311	20-4728095
West Coast Energy Properties GP, LLC	Texas	1311	30-0371874
Clajon Industrial Gas, Inc.	Texas	1311	75-1712875
Clayton Williams Pipeline Corporation	Delaware	1311	75-2640527

(1)	The address for each subsidiary guarantor registrant is 1001 Noble Energy Way, Houston, Texas 77070, and the telephone number for each subsidiary guarantor registrant is (281) 872-3100.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2017

DA		NBL PERMIAN LLC

Date:	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

SOUTHWEST ROYALTIES INC.

Date:	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

WARRIOR GAS CO.

Date:	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

ROMERE PASS ACQUISITION L.L.C.

Date:	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

CWEI ROMERE PASS ACQUISITION CORP.

	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

DESTA DRILLING GP, LLC

	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

DESTA DRILLING, L.P.

	By:	CWEI Partners GP, LLC, its general partner
	By:	/s/ Charles J. Rimer
		Name:	Charles J. Rimer
		Title:	President

WEST COAST ENERGY PROPERTIES GP, LLC

By:	/s/ Charles J. Rimer
	Name:	Charles J. Rimer
	Title:	President

CLAJON INDUSTRIAL GAS, INC.

By:	/s/ Charles J. Rimer
	Name:	Charles J. Rimer
	Title:	President

CLAYTON WILLIAMS PIPELINE CORPORATION

By:	/s/ Charles J. Rimer
	Name:	Charles J. Rimer
	Title:	President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.